Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended June 30, 2018 and 2017

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2018		June 30, 2017
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
			Restated	Restated
Revenue	4,204,550	635,455	4,072,626	615,516
Cost of goods sold	(3,435,522)	(519,228)	(3,348,597)	(506,090)
Gross profit	769,028	116,227	724,029	109,426
Other operating income, net	33,740	5,099	48,588	7,343
Research and development costs	(156,472)	(23,648)	(113,041)	(17,084)
Selling, general and administrative costs	(371,811)	(56,194)	(414,838)	(62,699)
Operating profit	274,485	41,484	244,738	36,986
Finance costs	(29,605)	(4,474)	(16,490)	(2,492)
Share of results of associates and joint ventures	841	127	3,062	463
Profit before tax	245,721	37,137	231,310	34,957
Income tax expense	(48,994)	(7,405)	(46,541)	(7,034)
Profit for the period	196,727	29,732	184,769	27,923
Attributable to:
Equity holders of the parent	132,129	19,969	133,862	20,231
Non-controlling interests	64,598	9,763	50,907	7,692
	196,727	29,732	184,769	27,923
Net earnings per common share - Basic	3.23	0.49	3.29	0.50
- Diluted	3.23	0.49	3.29	0.50
Unit sales	100,675		90,638

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30, 2018 and 2017

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2018		June 30, 2017
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
			Restated	Restated
Revenue	8,541,644	1,290,942	8,625,265	1,303,580
Cost of goods sold	(6,919,136)	(1,045,724)	(7,045,254)	(1,064,785)
Gross profit	1,622,508	245,218	1,580,011	238,795
Other operating income, net	84,231	12,730	88,194	13,329
Research and development costs	(276,381)	(41,771)	(237,624)	(35,913)
Selling, general and administrative costs	(731,693)	(110,584)	(755,650)	(114,206)
Operating profit	698,665	105,593	674,931	102,005
Finance costs	(52,124)	(7,878)	(43,251)	(6,537)
Share of results of associates and joint ventures	8,558	1,293	5,164	780
Profit before tax	655,099	99,008	636,844	96,248
Income tax expense	(130,153)	(19,671)	(119,599)	(18,076)
Profit for the year	524,946	79,337	517,245	78,172
Attributable to:
Equity holders of the parent	374,967	56,671	382,365	57,787
Non-controlling interests	149,979	22,666	134,880	20,385
	524,946	79,337	517,245	78,172
Net earnings per common share - Basic	9.18	1.39	9.39	1.42
- Diluted	9.17	1.39	9.39	1.42
Unit sales	210,788		210,648

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended June 30, 2018 and December 31, 2017

(RMB and US$ amounts expressed in thousands)

	June 30, 2018 (Unaudited)		December 31, 2017 (Audited)
	RMB ’000	US$ ’000	RMB ’000
			Restated
Cash and bank balances	6,499,896	982,362	6,029,207
Trade and bills receivables	8,289,812	1,252,881	7,031,544
Inventories	2,018,783	305,109	2,572,745
Trade and bills payables	5,334,512	806,232	5,177,123
Short-term and long-term interest-bearing loans and borrowings	1,819,840	275,042	1,626,341
Equity attributable to equity holders of the parent	8,071,179	1,219,838	8,334,289

CHINA YUCHAI INTERNATIONAL LIMITED

Impact on adoption of IFRS 15 Revenue from Contracts with Customers:

The figures presented below are all expressed in thousands.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers is effective for the annual periods beginning on or after January 1, 2018. IFRS 15 establishes a five steps model to account for the revenue arising from the contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring of goods or services to a customer.

The Group has applied the changes in accounting policies retrospectively to each reporting period presented, using the full retrospective approach. Accordingly, the comparative figures in the balance sheet at December 31, 2017 and the income statement for the quarter and year-to-date ended June 30, 2017 have been restated to reflect the retrospective adjustments upon adoption of IFRS 15.

Warranty obligations

Under IFRS 15, the Group accounts for a service-type warranty as a separate performance obligation to which the Group allocates a portion of the transaction price. The portion of the consideration allocated to the service-type warranty is initially recorded as a contract liability and recognized as revenue over the period which warranty services are provided.

As a result, the Group’s income statement for the second quarter of 2017 was restated as follows:

•	Revenue decreased by RMB 20,725 to RMB 4,072,626.

•	Cost of sales increased by RMB 7,927 to RMB 3,348,597.

•	Selling, general and administrative cost decreased by RMB 31,759 to RMB 414,838.

•	Profit after tax was adjusted from RMB 181,662 to RMB 184,769.

•	Profit attributable to the equity holders of the parent was adjusted from RMB 131,488 to RMB 133,862.

•	Basic and Diluted earnings per share was adjusted from RMB 3.23 to RMB 3.29.

As a result, the Group’s income statement for the first six months ended June 30, 2017 was restated as follows:

•	Revenue decreased by RMB 27,607 to RMB 8,625,265.

•	Cost of sales increased by RMB 65,720 to RMB 7,045,254.

•	Selling, general and administrative cost decreased by RMB 95,808 to RMB 755,650.

•	Profit after tax was adjusted from RMB 514,764 to RMB 517,245.

•	Profit attributable to the equity holders of the parent was adjusted from RMB 380,469 to RMB 382,365.

•	Basic and Diluted earnings per share was adjusted from RMB 9.35 to RMB 9.39.

The effect of the restatements on the equity attributable to equity holders of the parent was adjusted from RMB 8,347,562 to RMB 8,334,289.